Exhibit 2

FOR IMMEDIATE RELEASE	2 January 2013

WPP PLC (“WPP”)

WPP acquires stake in Globant to further strengthen its digital capabilities in the fast growth markets of Latin America and in the United States, United Kingdom and beyond

LONDON—WPP (NASDAQ:WPPGY), the world’s leading communications services group, has agreed to acquire a 20% stake in Globant S.A. (“Globant”). Globant is an emerging worldwide leader in providing both technical expertise and design and creative capabilities in the development of software products that can be applied to digital marketing campaigns on a global scale.

Headquartered in Buenos Aires, Globant is a rapidly growing business employing 2,700 engineers, marketing specialists and designers in 21 offices across 14 cities in Argentina, Brazil, Uruguay, Colombia, the United States and the United Kingdom. The company’s approach is unique in that it provides clients with both the infrastructure and technical support that drive digital marketing campaigns, combined with the creative and design skills usually found alone in digital agencies.

Globant’s net revenues for the year ended 31 December 2011 were US$90 million and net revenues for the six months to 30 June 2012 were US$56.9 million with total assets of US$69 million as of 30 June 2012. WPP will invest approximately $70 million in acquiring the Globant stake.

“Increasingly, clients want better coordination between their IT departments and their marketing departments, between their Chief Information Officers (CIOs) and their Chief Marketing Officers (CMOs),” said WPP Chief Executive Sir Martin Sorrell. “There are many consulting companies or digital agencies that are expert in one function or the other. Few, if any, do both and even fewer can integrate deep technical and creative capabilities on a global scale as Globant does. Partnering with Globant will allow our companies to increasingly provide our clients with insights and skills that will make their digital marketing efforts even more effective and simpler to manage at both the front and back ends.”

Globant has deep experience in working in state of the art digital marketing spaces including, but not limited to, mobile, gamification, social networks, cloud computing, big data and e-commerce. Globant’s clients include American Express, JP Morgan Chase & Co., LinkedIn, Electronic Arts, Google, Coca-Cola, National Geographic, Zynga and Sabre Holdings, as well as a number of WPP companies, such as JWT, Young & Rubicam, Grey, GroupM and Kantar.

“Our core competencies in gamification, cloud computing, big data, social networks and mobile enable us to deliver innovation to our customers and add value to their efforts to reach end users through software products. We are focused on staying ahead of the technology curve, which makes us the right partner for companies looking to build and engage consumers in a global way,” said Globant’s CEO and co-founder Martin Migoya. “We are extremely proud to welcome WPP into our family; their support will help us to achieve our goal of becoming one of the most innovative software development companies in the world.”

This investment continues WPP’s strategy of targeting fast-growing markets and sectors and the application of technology to the communications services industry. In 2012 WPP completed 25 transactions with companies that are in either faster growing markets (eg BRICs, Next 11, CIVETS, MIST) or faster growing sectors such as digital, data or application of technology, or both. WPP’s digital revenues (including associates) are budgeted to total well over US$6 billion in 2013, representing over 33% of the Group’s total revenues, which in 2011 totalled US $16 billion. WPP has set a target of 35%-40% of revenues to be derived from digital over the next five years.

In addition, this transaction also continues WPP’s strategy of investing in fast growing geographic markets, which also currently represent one-third of revenues, with a similar objective to reach 35-40% over the next five years and reflects its commitment to developing its strategic networks throughout Latin America. WPP regards this decade as very much the decade of Latin America, particularly with the FIFA World Cup taking place in Brazil in 2014 and the Olympics in Rio in 2016. The Group collectively, including associates, will have revenues of over US $1.6 billion and will employ over 18,000 people in the LATAM region alone.

Contact:
Feona McEwan, WPP	+ 44 (0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239

About WPP

WPP is the world’s largest communications services group with billings of $77.1 billion and revenues of $16.1 billion in 2011. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; consumer insight; public relations and public affairs; branding and identity; healthcare communications; direct, digital, promotion and relationship marketing and specialist communications. The company employs over 162,000 people (including associates) in 3,000 offices in 110 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2012 Cannes Lions International Festival of Creativity for the second year running, since the award was initiated.